APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

06015845

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**40,250**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue, except that the shares are subject to further restrictions on dealing.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Nil per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares on the vesting of Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	7 August 2006	

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	595,847,497	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	Class
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		49,800	(i) held by eligible employees; and
		93,702	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		46,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		41,500	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		474,500	Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.
		1,865,093	Executive options issued pursuant to the Santos Executive Share Option Plan.
		104,950	Fully paid ordinary shares issued pursuant to the vesting of SARs

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the securities will be offered	

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25   If the issue is contingent on security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)